EXHIBIT 21

LIST OF DIVISIONS AND SUBSIDIARIES

OF

THE EASTERN COMPANY

Name of Division	State or Other Jurisdiction of Incorporation or Organization
Argo EMS	Connecticut
Eberhard Manufacturing	Ohio
Illinois Lock Company	Illinois

Name of Subsidiary
Associated Toolmakers Ltd.	England
Big 3 Precision Products, Inc.	Delaware
Big 3 Precision Mold Services, Inc.	Delaware
Dongguan Reeworld Security Products Ltd.	China
Eastern Engineered Systems, Inc.	Delaware
Eastern Industrial Ltd	China
Hallink Moulds, Inc.	Canada
Velvac Holdings, Inc.	Delaware
Velvac, Inc.	Delaware
Velvac International, Inc.	Delaware
Velvac de Reynosa, S. De R.L. De C.V.	Mexico
World Lock Company Ltd.	Taiwan
World Security Industries Co. Ltd.	Hong Kong